FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of June 2004


                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)


                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference herein is the Registrant's notice of meeting and proxy statement for the annual general meeting of shareholders to be held on August 5, 2004.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   B.O.S. Better On-Line Solutions, Ltd.
                                   (Registrant)


                                   By: /s/ Nehemia Kaufman
                                   -----------------------
                                   Nehemia Kaufman
                                   Chief Financial Officer

Dated: June 24, 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 5, 2004

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better On-Line Solutions Ltd. (the "Company") to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on August 5, 2004 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the following purposes:

1. To elect Messrs. Edouard Cukierman, Adiv Baruch, Israel Gal, Avishai Gluck, Andrea Mandel-Mantello, Yair Shamir, and Ronen Zavlik, to the Company's Board of Directors, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company's Independent Auditors.

3. To approve the Management Agreement between the Company, Signum Ltd, and Adiv Baruch.

4.   To approve the Service Agreement between BOScom Ltd. and Zvi Greengold.

5.   To approve the grant of options to Israel Gal.

6. With respect to the shareholders' resolution adopted February 18, 2003 regarding remuneration and grant of options to Company directors:

     a. To amend the exercise price of options to be granted to future directors.

     b.   To approve the grant of remuneration and options to Edouard Cukierman.

     c. To approve the tacking of holding periods of certain directors, for purposes of vesting and exercise terms of options.

7. To amend the provision of the Company's Articles of Association in respect of the necessary quorum for a shareholders' meeting.

8. To receive the Auditor's Reports and the Company's Consolidated Financial Statements for the fiscal years ended December 31, 2002 and 2003.

9. To transact such other business as may properly come before the Meeting or any adjournments thereof.


Pursuant to the Company's Articles of Association, the Board of Directors has fixed the close of business on June 28, 2004 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article
14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.



                       By Order of the Board of Directors,




       Edouard Cukierman                                Adiv Baruch
Chairman of the Board of Directors         President and Chief Executive Officer



June, 2004



YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY'S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 5, 2004

                                 PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the "Ordinary Shares"), of B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") in connection with the solicitation by the Board of Directors for use at the Annual Meeting of Shareholders of the Company to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on August 5, 2004 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:


1. To elect Messrs. Edouard Cukierman, Adiv Baruch, Israel Gal, Avishai Gluck, Andrea Mandel-Mantello, Yair Shamir, and Ronen Zavlik, to the Company's Board of Directors, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company's Independent Auditors.

3. To approve the Management Agreement between the Company, Signum Ltd, and Adiv Baruch.

4.   To approve the Service Agreement between BOScom Ltd. and Zvi Greengold.

5.   To approve the grant of options to Israel Gal.

6. With respect to the shareholders' resolution adopted February 18, 2003 regarding remuneration and grant of options to Company directors:

     a. To amend the exercise price of options to be granted to future directors.

     b.   To approve the grant of remuneration and options to Edouard Cukierman.

     c. To approve the tacking of holding periods of certain directors, for purposes of vesting and exercise terms of options.

7. To amend the provision of the Company's Articles of Association in respect of the necessary quorum for a shareholders' meeting.

8. To receive the Auditor's Reports and the Company's Consolidated Financial Statements for the fiscal years ended December 31, 2002 and 2003.

9. To transact such other business as may properly come before the Meeting or any adjournments thereof.


     A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

     The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

     The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about July 2, 2004. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

     SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of Ordinary Shares at the close of business on June 28, 2004 are entitled to notice of and to vote at the Meeting. The Company had 4,167,509 Ordinary Shares issued and outstanding on June 15, 2004, each of which is entitled to one vote on each matter to be voted on at the Meeting (less 5,338 that were dormant shares). The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 25% of the voting rights, will constitute a quorum at the Meeting.

     VOTES REQUIRED. All proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.


I.   PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of June 15, 2004, information to the best of the Company's knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company's knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 4,167,509 shares outstanding (out of which 5,338 are dormant shares) as of June 15, 2004.


                                         Shares Beneficially Owned
                                         -------------------------
NAME AND ADDRESS                            NUMBER       PERCENT
----------------                            ------       -------
Catalyst Fund, LP (1)                       947,275       22.7%
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel

Mr. Israel Gal (2)                          321,332        7.7%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

Ms. Yael Gal (3)                            244,467        5.9%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

M. Wertheim Holdings, Ltd.                  279,958        6.7%
Twin Towers 2, 35 Zabotinski Street
Ramat-Gan, Israel

Hillswood Holdings Limited                  310,119        7.4%
C/o Credit Suise Trust Limited
Guernsey Office
P.O. Box 122, Helvetia Court
South Esplanade, St. Peter Port
Guernsey, GY1 4EE Channel Islands

Officers and directors as a group (4)       321,332        7.7%




(1) Does not include options to purchase 7,500 Ordinary Shares that were transferred to Catalyst by their executives who serve on the Company's Board of Directors.

(2) Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 93,750 options held by Mr. Gal.

(3) Does not include indirect ownership of 321,332 Ordinary Shares owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.

(4) Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 221,250 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company.


II.  RESOLUTIONS


1.   ELECTION OF DIRECTORS

     At the Meeting, seven (7) directors, out of the nine that currently serve on the Board of Directors, will be nominated for reelection.

     Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Dr. Yael Ilan (elected in November 2002) and Prof. Adi Raveh (elected in February 2003) currently serve as external directors. Their term of service is three years.

     The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the proxy to vote for the election of the seven nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if reelected.

NOMINEES FOR THE BOARD OF DIRECTORS

Certain information concerning the nominees:


                                                                    ORDINARY SHARES  PERCENTAGE OF
                                                                      BENEFICIALLY    BENEFICIAL
NAME                                AGE    POSITION                      OWNED         HOLDINGS
------------------                  --     --------                 ---------------  -------------
Mr. Edouard Cukierman               39     Chairman of the Board of      ------         ------
                                           Directors

Mr. Adiv Baruch                     41     Director, President and       ------         ------
                                           Chief Executive Officer

Mr. Israel Gal (3)                  53     Director                     321,332            7.7%

Mr. Avishai Gluck (2)               32     Director                      ------         ------

Mr. Andrea Mandel-Mantello          45     Director                      ------         ------

Mr. Yair Shamir                     59     Director                           *              *

Mr. Ronen Zavlik (1)                43     Director                      ------         ------


* Represents indirect holdings of less than 1%.

(1) Member of the Audit Committee.

(2) Member of the Remuneration Committee.

(3) Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 93,750 options held by Mr. Gal.

MR. EDOUARD CUKIERMAN, 39, has been a director since May 2003, and Chairman of the Company since June 2003. He is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund. Former President and Managing Director of the Astra Fund, Mr. Cukierman provides a key role in determining and implementing Catalyst's investment selection and exit strategies for its investments. Mr. Cukierman holds several Board positions in portfolio companies including VCON, BOS and Orex CR. He is also the Vice Chairman of Citec Environment and Services in Paris and a Board member of Lamina Technologies in Switzerland. In addition, Mr. Cukierman is on the Board of Sar-El, an Israeli Defense Forces volunteer organization and serves in the IDF Spokesman Unit (Reserves). In 1997, Mr. Cukierman was awarded the Prize of Honor from the Israel-France Chamber of Commerce as CEO of Astra. He was listed among the most influential businessmen in the Israeli high-tech industry by Israel's most widely read newspaper. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France, and a B.Sc. from the Technion - Israel Institute of Technology.

MR. ADIV BARUCH, 41, has been a director since February 2004 and the Company's President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company's subsidiary, BOSom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for Ramdor Ltd., an Israeli public company traded on the TASE. He has a B.Sc. in Computer Science and Industrial Engineering from the Technion - Israel Institute of Technology.

MR. ISRAEL GAL, 53, founder of the Company, served as the Company's Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until December 2003. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000 and also served as the CEO of one of the Company's subsidiaries, BOScom Ltd. until June 2004. Mr. Gal is currently the CTO of VOIP products in BOScom. From 1983 to 1989, Mr. Gal served as IBM midrange product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology.

MR. AVISHAI GLUCK, 32, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Gluck brings with him over 6 years of financial management, accounting and tax consultation experience. He has extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Gluck currently serves as a director in MTI Wireless-Edge Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Gluck has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

MR. ANDREA MANDEL-MANTELLO, 45, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. He was an advisor on the first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as
UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He holds a Bachelors degree in Economics and Political Science from Yale University.

MR. YAIR SHAMIR, 59, has been a director since May 2003. He has been the Chairman of the Catalyst Fund since 1999. He served as VCON Communication's Chief Executive Officer and Director since 1997. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1993 to 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel's largest branded food product companies. From 1988 to 1993, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served in the Israeli Air Force as a pilot and commander. During his term in the Air Force, he attained the rank of colonel and then served as head of the Electronics Department, the highest professional electronics position within the Air Force. Mr. Shamir currently serves as a director of several public companies listed on the NASDAQ, including Orckit Communications Ltd, Mercury Interactive Corporation and DSP Group Corporation, as well as serving as a director of several private companies. Mr. Shamir is the Chairman of The Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the high technology sector. Mr. Shamir holds a B.Sc. in Electronic Engineering from the Technion - Israel Institute of Technology.

MR. RONEN ZAVLIK, 43, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma'ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd and Israel Land Development Company Hotels Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

INFORMATION REGARDING THE INCUMBENT EXTERNAL DIRECTORS:

DR. YAEL ILAN, 55, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

PROF. ADI RAVEH, 56, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he has served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim - a portfolio management company - part of Bank Hapoalim Group (since 1996). Since 1992 he has represented Hebrew University on the board of Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies:
A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2003:




                                 Salaries, Directors'
                                    Fees, Service         Pension, Retirement
                                  Fees, Commissions           and Similar
                                     and Bonuses                Benefits
                                      --------                  --------
All directors and officers as a
group (then 13 persons)               $370,000                  $ 45,000
                                      --------                  --------


     Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Adiv Baruch, Israel Gal, Avishai Gluck, Andrea Mandel-Mantello, Yair Shamir, and Ronen Zavlik, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


2.   APPOINTMENT OF INDEPENDENT AUDITORS

     The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company's independent auditors since the first quarter of 2002.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next annual general meeting of shareholders."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


3. APPROVAL OF MANAGEMENT AGREEMENT BETWEEN THE COMPANY, SIGNUM LTD. AND ADIV BARUCH

     The Audit Committee and the Board of Directors have approved (subject to Shareholder approval) an agreement with Signum Ltd. ("Signum") and Mr. Adiv Baruch, to provide management services to the Company (exclusively through Adiv Baruch who, pursuant to the agreement, serves in the capacity of President and Chief Executive Officer of the Company and also, since February 2004, serves as a director), effective January 1, 2004. Signum is entitled to a monthly gross management fee of NIS 79,698, (approximately $18,000) plus Value Added Tax, based on a NIS - US Dollar exchange rate of NIS4.4 to 1 US Dollar, that shall be adjusted at the beginning of every calendar quarter in accordance with the NIS - US Dollar exchange rate on the last day of the previous quarter. In connection with the preparation by the Board of Directors of the annual work plan and budget of the Company, the Board of Directors shall annually establish an annual bonus to be paid to Signum provided that Signum shall have satisfied or exceeded the goals or milestones established by the Board of Directors for the respective year.

     Additionally, Signum shall be granted options to purchase 216,282 ordinary shares of the Company (equal to five percent (5%) of the Company's issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003), with a grant date of 1.1.2004. The options shall vest and become exercisable in 36 equal monthly installments (fractions shall be rounded up) at the end of each month following the date of grant and shall be exercisable at any time during a period of ten years from the date of adoption of the Company's stock option plan (22.5.2013). The exercise price shall be $3 per ordinary share. Notwithstanding the foregoing, all options shall immediately vest and become exercisable upon (a) the occurrence of a merger, reorganization, or sale of the Company or a sale all or substantially all of the Company's shares or assets or (b) upon the termination by the Company of the management agreement other than for Cause (as defined in the agreement), provided however that no such immediate vesting shall occur in the event of termination due to failure of Adiv Baruch to reach the annual goals set by the Company's Board of Directors.

     Furthermore, pursuant to the agreement, Signum will have PRO RATA preemptive rights (taking into account all of the ordinary shares as if the options had vested and Signum had exercised all such options) with regard to future issuance of securities of the Company, under certain terms and conditions.

     Under the Israeli Companies Law, 1999, the remuneration of directors (including remuneration for other positions they hold in the Company), must be approved by the shareholders of the company. In compliance with the Companies Law, at the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Adiv Baruch who has a personal interest in the decision), be adopted:

"RESOLVED, to approve the management agreement between the Company, Signum Ltd. and Adiv Baruch."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


4.   APPROVAL OF SERVICE AGREEMENT BETWEEN BOSCOM LTD. AND ZVI GREENGOLD

     The Audit Committee and the Board of Directors have approved (subject to Shareholder approval) a consulting service agreement, effective September 1, 2003, between BOScom Ltd, the Company's wholly-owned subsidiary, and Mr. Zvi Greengold, a director of the Company (who will cease serving as a director on August 5, 2004), and also a director of BOScom Ltd., and that the consulting fee of 4,500 NIS per month (approximately $1,000) plus applicable VAT and reimbursement of expenses, shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as do all directors who are not employees or consultants of the Company). The services include assisting management in the formalization of managerial processes and providing consulting services to the CEO. The agreement may be terminated by either party for any reason by 30 day advance written notice.

     For the avoidance of doubt, as BOScom Ltd. is a wholly-owned subsidiary of the Company, and since, according to the Israeli Companies Law 1999, the remuneration of directors (including remuneration for other positions they hold in the Company), must be approved by the shareholders of the company, the Company is seeking shareholder approval of the service agreement, for the period of September 1, 2003 to August 5, 2004. Therefore, at the meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Zvi Greengold who has a personal interest in the decision) be adopted:

"RESOLVED, to approve the service agreement between BOScom Ltd. and Zvi Greengold, and that the consulting fee provided thereunder be in addition to the remuneration and options Mr. Greengold receives as a director of the Company."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

5.   GRANT OF OPTIONS TO ISRAEL GAL

     The Audit Committee and the Board of Directors approved (subject to Shareholder approval) in August 2003, the grant of 12,805 options to purchase Ordinary Shares of the Company, under the Company's 2003 Stock Option Plan, to Mr. Israel Gal. Mr. Gal is a Company director, who served as the Company's Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until December 2003. He also served as the CEO of one of the Company's subsidiaries, BOScom Ltd., until June 2004, and is currently the CTO of VOIP products in BOScom. The options were approved in conjunction with an 18% salary cut, that was part of the Company's cost-reduction plan. The terms of the grant are as follows: Date of grant - August 31, 2003; Vesting terms - 50% vesting on August 31 2004, and 50% on August 31 2005; Exercise price - $2; Maximum exercise period - August 31, 2013.

     As Mr. Gal is a director of the Company, and since, under the Israeli Companies Law, 1999, his conditions of service with the company, including the issuance of share options, must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Israel Gal who has a personal interest in the decision), be adopted:

"RESOLVED, to approve the grant of options to Israel Gal, under the above-mentioned terms and conditions."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


6.   REMUNERATION AND GRANT OF OPTIONS TO COMPANY DIRECTORS

     On February 18, 2003, the Company's shareholders approved remuneration to all directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company in accordance with the rates paid to the Company's external directors1. Additionally, the Company's shareholders approved the issuance of 7,500 options to purchase Ordinary Shares of the Company (the "Options") to each director of the Company (including the external directors) and any future first-time director, who is not an employee or paid consultant of the Company, subject to the following terms and conditions:

EXERCISE PRICE - $1.84 (the closing price of the Company's Shares on the Nasdaq National Market on the date of the adoption of the resolution by shareholders).

OPTION TERMS- The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

MAXIMUM OPTION TERM - Five years from grant.

PAYMENT - Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

RESTRICTIONS ON TRANSFER OF PLAN SHARES - Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder's death or disability.

--------

1 At the Annual General Meeting held March 13, 2002 the shareholders resolved to remunerate the external directors according to the maximum rate permitted (now and in the future) by Israeli law and regulations. The current rates for companies the size of the Company, are an annual fee of approximately $5,520, and a participation fee in meetings of approximately $290 per meeting. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost-reduction plan.

     With respect to this prior resolution, the Board of Directors recommends adopting the following resolutions:

A.   AMENDMENT OF EXERCISE PRICE OF THE OPTIONS

     As the share price has fluctuated over the past year, the Audit Committee and the Board of Directors have approved (subject to Shareholder approval) that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, that the exercise price of options to be granted to any future directors, pursuant to the resolution adopted on February 18, 2003, be, from hereon, equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding his or her appointment."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

B.   REMUNERATION AND OPTION GRANT TO EDOUARD CUKIERMAN

     Mr. Edouard Cukierman is the Chairman of the Board of Directors of the Company. The Audit Committee and the Board of Directors have approved (subject to Shareholder approval), that Mr. Cukierman will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, and 7,500 options (with a grant date of August 31, 2003), under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for remuneration and options according to the shareholder resolution adopted on February 18, 2003. Mr. Cukierman is an executive of the Catalyst Fund ("Catalyst"), one of the Company's shareholders, and has indicated that he intends to transfer his remuneration and options to Catalyst.

     At the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Edouard Cukierman who has a personal interest in the decision), be adopted:

"RESOLVED, to approve the remuneration and grant of options to Edouard Cukierman, under the above-mentioned terms and conditions."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

C.   TACKING OF HOLDING PERIODS OF CERTAIN DIRECTORS

     The Audit Committee and the Board of Directors have approved, retroactive from August 2003 (and subject to Shareholder approval), that if executives of Catalyst on the Company's Board of Directors (currently: Edouard Cukierman and Avishai Gluck), transfer their right to be granted options to Catalyst (the Audit Committee and Board of Directors have approved such transfer), then for purposes of vesting and exercise terms of the options, the holding period of a successor Catalyst executive on the Company's Board will be tacked to that of his predecessor, provided that the service on the Board is consecutive. As of the date of this report, one Catalyst executive, Avishai Gluck, who was granted options on February 5, 2004, has transferred his options to Catalyst. In the event shareholder approval is received, the grant date of the options that were transferred to Catalyst by Avishai Gluck, will be August 31, 2003 (and not February 5, 2004), as Avishai Gluck replaced Boaz Harel, another Catalyst executive, on the Company's Board of Directors, and Boaz Harel was granted options on August 31, 2003.

     At the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Edouard Cukierman and Avishai Gluck (Catalyst executives) and Yair Shamir (Chairman of Catalyst) who have a personal interest in the decision), be adopted:

"RESOLVED, to approve the tacking of holding periods of certain directors, as recommended by the Board of Directors."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


7.   AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

     Currently, article 13.1 of the Company's Articles of Association states as follows: "No discussion may be commenced at the general meeting unless a quorum is present at the time of the dicussion's commencement. A quorum is the presence of at least two shareholders holding at least 25% of the voting rights (including the presence through a proxy or voting instrument), within half an hour of the time fixed for the meeting's commencement".

     The Board of Directors recommends amending article 13.1 by replacing the figure "25%" (which is the minimum requirement under the Israeli Companies Law, 1999) with "33 1/3%" (thirty three and one-third percent), in accordance with the NASDAQ rules. Therefore, at the meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to amend article 13.1 of the Company's Articles of Association, as recommended by the Board of Directors. "

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


8.   RECEIPT OF AUDITOR'S REPORT AND FINANCIAL STATEMENTS

     At the Meeting the shareholders shall receive and consider the Auditor's Reports and the Consolidated Financial Statements of the Company for the fiscal years ended December 31, 2002 and 2003.


9.   OTHER BUSINESS

     The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.



                       By Order of the Board of Directors,



        Edouard Cukierman                               Adiv Baruch
Chairman of the Board of Directors         President and Chief Executive Officer


June, 2004